

Via U.S. Mail and Facsimile (212/202-4948)

Mail Stop 4631

February 2, 2010

Adam Borak
Chief Financial Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, New York 10019

>   **Re: Epoch Holding Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2009**
>   **Filed September 14, 2009**
>   **File No. 001-09728**

Dear Mr. Borak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Competition, page 7

1. In future filings, if known or reasonably available to you, please disclose an estimate of the number of your competitors as well as your competitive position in your industry. Please refer to Item 101(c)(x) of Regulation S-K.

Exhibits

2. Please tell us why you have not filed contracts with CI Investments Inc. and Genworth Financial Asset Management, Inc. as exhibits. It appears that they should be filed with your next 1934 Act filing. Please refer to Item 601(b)(10) of Regulation S-K.

Report of Management on Internal Control Over Financial Reporting, page 46

3. We note that your description of the definition of internal control over financial reporting appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not include those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Certifications, Exhibits 31.1 and 31.2

4. In future annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you should not: (i) add the word "and" in sections 2 and 3, omit the word "and" in sections 4(c) and 5(a) , (ii) add the word "we" in section 4, (iii) replace the word "fiscal" with "annual" in section 4(d) and (iv) in your quarterly reports on Form 10-Q, add the word "quarterly" before "report" in sections 2, 3, 4,(a), 4(c) and 4(d).

Definitive Proxy Statement

Benchmarking Against Our Peer Group, page 18

5. In future filings, please disclose whether you are benchmarking the compensation of each of your named executive officers against the companies included in the McLagan Partners' Investment Management Survey and disclose these companies. To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the surveys. Clarify how the compensation committee uses this survey and describe how the information from this survey differs from the peer group data from Johnson Associates, Inc. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

6. In future filings, please disclose not only where you target each element of compensation against the peer companies but also where actual payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Analysis Tools, page 18

7. We note disclosure that your Compensation Committee "reviewed various compensation metrics." In future filings, please describe these compensation metrics.

Cash Incentive Bonus Awards, page 23

8. It is unclear how the cash bonus amounts paid in January 2009 were determined. In future filings, please quantify the specific performance measures used in determining the amounts paid. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.

9. In future filings, please disclose greater detail for the exercise in discretion to reduce (or increase) annual cash incentives and long-term incentive awards. It is unclear what specific factors were taken into account in deciding to reduce the amounts paid by 10% and 28%. You should also discuss how each factor is weighted in determining compensation. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director